           Proskauer Rose LLP   Eleven Times Square   New York, NY 10036-8299

May 13, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jennifer Gowetski

Re:	American Realty Capital Trust II, Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed May 13, 2011
File No. 333-169821

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital Trust II, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated February 24, 2011 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on October 8, 2010 (No. 333-169821) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on December 6, 2010 and Amendment No. 2 to the Registration Statement filed by the Company with the Commission on February 7, 2011.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  Amendment No. 3 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 3.  All page number references in the Company’s responses are to page numbers in Amendment No. 3.

May 13, 2011

General

1.
We note your response to our comment 1 of our letter dated January 3, 2011.  We continue to be unclear regarding your price per retail share disclosure, as such, we reissue the comment.  Based on certain disclosures in your filing, it appears that the price per retail share after selling commissions and dealer manager fee will be $9.00.  However, based on other disclosures in your filing, these fees will be 10% of the $9.90 purchase price, or $0.99.  Please revise your filing to indicate the fees will be $0.69 for selling commissions and $0.30 for dealer manager fees and the price per retail share after these fees will be $8.91.  Within your response, please address that the selling commissions and dealer management fees in your management compensation table on page 85 appear to indicate the fees will be $0.69 (i.e.  $70,000,000 divided by 101,010,101 shares) for selling commissions and $0.30 (i.e.  $30,000,000 divided by 101,010,101 shares) for dealer manager fee.

As indicated in our response to comment 1 of your letter dated January 3, 2011, the purchase price per retail share is $9.00, with the $9.90 price per retail share reflecting a selling commission and dealer manager fee of up to 10% in the aggregate of the purchase price per share, or $0.90.  We have revised the selling commissions and dealer manager fees in the Management Compensation table to reflect the fact that selling commissions per retail share are calculated based on the $9.00 per share purchase price and that proceeds from the sale of the retail shares are calculated based on the gross proceeds after deducting the sales commissions and dealer manager fees.  For example, the Management Compensation table reflects the fact that selling commission are $63,636,364 (equivalent to 7% of the $9.00 purchase price per share on 101,010,101 retail shares) and dealer manager fees are $27,272,727 (equivalent to 3% of the $9.00 purchase price per share on 101,010,101 retail shares).  The estimated amounts in the table have been adjusted accordingly.  In addition, the amounts of selling commissions and dealer manager fees in the retail shares on the cover page have also been adjusted.

2.
We have reviewed your December 3, 2010 response to comment 4 of our letter dated November 4, 2010.  We are unable to agree with your conclusion that your share repurchase program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters, including those referenced in prior comment 4.  Please advise.

We are in discussions with the Division of Trading and Markets and will apply for a no-action letter on a reduced repurchase plan.

What are the fees that you will pay to the advisor...  ?, page 11

3.	We note your response to comment 9 of our letter dated January 3, 2011. Please update your disclosure to include the amount of accrued offering expenses as of a more recent date.

We have revised the disclosure to provide the amount of accrued offering expenses as of March 31, 2011.

May 13, 2011

4.
We note your response to comment 11 of our letter dated January 3, 2011 and the revised disclosure on page 13.  We continue to believe that you should clarify that, because the platform fee reduces the NAV for all institutional shares, the deduction of the platform fee from the NAV of the institutional shares reduces the NAV of all institutional shares, including institutional shares issued under the distribution reinvestment plan.

The prospectus has been revised accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 125

5.
We note the revisions on page 128 to your disclosure regarding FFO, as adjusted.  We note that you intend to include acquisition fees and expenses, non-cash restricted stock grant amortization, and impairments in determining FFO.  With respect to your defined terms, please revise to provide a more distinct term for FFO, as adjusted, and clarify that you are not using FFO in your use of "FFO, as adjusted."

The disclosure in the prospectus has been revised accordingly.

Prior Performance Summary, page 129

6.
We note your response to comment 23 of our letter dated January 3, 2011.  For each of ARC Income Properties, LLC and ARC Income Properties II, LLC, please tell us whether the net losses incurred during certain periods were attributable to economic factors and/or your operations.  If so, please revise your disclosure accordingly.

All applicable adverse business developments and conditions are disclosed on page 149 the prospectus.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.